# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Singular Genomics Systems, Inc., CIK 0001850906
CUSIP: 82933R100
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3010 Science Park Road, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000904454-22-000004
Filed by CIK 0001628864

## Reporting persons
- Domain Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 125,466; sole dispositive power 0; shared dispositive power 125,466; aggregate amount beneficially owned 125,446 (4.95% of the class)
- Domain Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 500; sole dispositive power 0; shared dispositive power 500; aggregate amount beneficially owned 500 (0.02% of the class)

## Item 1. Issuer
Name of issuer: Singular Genomics Systems, Inc.
Address of issuer's principal executive offices: 3010 Science Park Road, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G is filed by Domain Partners IX, L.P., a Delaware limited partnership ("Domain IX"), and Domain Associates, LLC, a Delaware limited liability company ("DA" and together with Domain IX, the "Reporting Persons"). Reference is hereby made to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on January 4, 2022 and Amendment No. 1 thereto filed on January 25, 2024. The items included in this Amendment No. 2 are hereby amended and restated.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Percent of class: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference. Percentage ownership is based on 2,533,744 shares of Common Stock outstanding as of December 20, 2024, as reported in the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2024.
Sole power to vote or to direct the vote: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Domain Partners IX, L.P.: /s/ Lisa A. Kraeutler, Lisa A. Kraeutler, Attorney-in-Fact (01/16/2025)
- Domain Associates, LLC: /s/ Lisa A. Kraeutler, Lisa A. Kraeutler, Attorney-in-Fact (01/16/2025)